Exhibit 1.01

Conflict Minerals Report

Napco Security Technologies, Inc.

2014 Calendar Year

Overview

Napco Security Technologies, Inc., headquartered in Amityville, N.Y. was incorporated in Delaware in 1971. “The Company,” "Napco,” "we," "our" and "us" are used interchangeably to refer to Napco Security Technologies, Inc. and its subsidiaries.

The Company is a diversified manufacturer of security products, encompassing electronic door-locking devices, intrusion and fire alarms and building access control systems. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment.

This report for the year ended December 31, 2014 is filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), which rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to Conflict Minerals, as defined in Item 1.01(d)(3) of the Form SD, “Conflict Minerals,” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on certain SEC reporting companies whose manufactured products contain Conflict Minerals.

Part I. Due Diligence

We conducted an analysis of our products and determined that the products contained Conflict Minerals necessary to the functionality or production of products that we manufacture or contract to be manufactured. We then conducted in good faith a reasonable country of origin inquiry (“RCOI”) for the calendar year 2014 to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (as defined in Item 1.01(d)(1) of Form SD), an “Adjoining Country”, or from recycled or scrap sources (as defined in Item 1.01(d)(1) of Form SD) , “Recycled/Scrap Sources.” Based on the RCOI, the Company believes that some of its Conflict Minerals may have originated in the DRC or an Adjoining Country and are not from Recycled/Scrap Sources.

The following is a description of the measures we took to exercise due diligence on the source and chain of custody of Conflict Minerals.

The Company conducted a supply chain survey of its direct suppliers using the Electronic Industry Citizenship Coalition, Incorporated & Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals reporting template. We surveyed our direct suppliers identified as providing components that potentially contain Conflict Minerals during the 2014 calendar year.

The Company is integrating into its supply chain management programs the Organization for Economic Co-operation and Development five-step framework for risk-based due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas. The Company’s due diligence framework and compliance efforts are described below.

A.	Establish Strong Management Systems

In accordance with our due diligence framework and compliance efforts:

•	We have communicated to all of our applicable suppliers our efforts to comply with the Rule 13p-1 and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, pursuant to a Conflict Minerals Statement and other communications. We request that our applicable suppliers provide a comprehensive conflict minerals declaration for all conflict minerals in the form of, or comparable to, the EICC/GeSI template. We will provide our Conflict Minerals Statement to all new suppliers, and will also provide annual related compliance statement communications to our applicable supply base.
•	We have structured internal compliance efforts, including internal reporting requirements, to support our supply chain due diligence process.
•	We established a system of controls and supply chain transparency by employing due diligence tools created by EICC/GeSI, including supply chain surveys. As a downstream manufacturer, we rely on our suppliers to provide the origins of all Conflict Minerals, including smelter and mine locations, and transit routes. Based on our RCOI, we could not determine smelter and mine locations, and transit routes, for all of our manufactured or contracted to manufacture products.
•	We are in the process of implementing and continuing to develop a risk mitigation response plan to address business relationships with suppliers that are not DRC conflict free (as defined in Item 1.01(d)(4) of Form SD), which mitigation may include identifying an alternate supply. Our program will include continuous monitoring to adjust our strategies as sourcing data improves and new information is received.

B.	Identify and Assess Risks in Our Supply Chain

We identified the applicable suppliers relating to the products we determined likely to contain Conflict Minerals necessary to the functionality or production of products at manufacturer or contracted to manufacturer. As we progress, we expect that transparency in our supply chain will increase and that will allow risk to be assessed at more detailed levels of our supply chain.

C.	Design and Implement a Strategy to Respond to Identified Risks

Our RCOI was reasonably designed and executed to determine the existence and source of Conflict Minerals in our supply chain, including recycled or scrap Minerals (as defined in Item 1.01(d)(6) of Form SD). We utilized the EICC/GeSI template for our RCOI. We conducted our effort to send surveys in good faith, utilizing two rounds of communications with our suppliers through April 2015. We evaluated survey responses to identify: (i) the use and source of Conflict Minerals; and (ii) any warning signs indicating that Conflict Minerals may have come from the DRC or an Adjoining Country. We made additional inquiries on a case-by-case basis to clarify or obtain more information as necessary.

We do not have sufficient information, based on the survey responses received, to determine each of the specific facilities used to process Conflict Minerals or to identify specific countries of origin for the Conflict Minerals used in all our products (whether manufactured or contracted to be manufactured by us). We will continue to assess and update future due diligence activities, including our efforts to determine smelter and mine locations, transit routes, and countries of origin. We tracked results of our supply chain diligence process and periodically reported the results to our executive leadership team.

D.	Implement Targeted Independent Third-Party Due Diligence Audits

We support industry associations that administer independent third-party smelter and refinery audit programs. We will encourage targeted suppliers and/or facilities to participate in comparable due diligence validation activities in the future.

E.	Report on Supply Chain Due Diligence

We are continuing development of our supply chain due diligence policy and have communicated and will continue to communicate this policy to our suppliers. We have also developed a conflict minerals statement and have responded to customer requests for information regarding our conflict minerals determination.

Part II. Product Description.

We do not currently have sufficient information to disclose the facilities used to process the associated minerals or the country of origin and whether or not our sourcing funded any conflict.

This Report is not subject to an independent private sector audit as allowed under Rule 13p-1.